

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2012

Via E-mail
Nathaniel Bradley
President and Chief Executive Officer
AudioEye, Inc.
9070 S. Rita Rd Suite 1450
Tuscon, Arizona 85747

> **Re:** **AudioEye, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 3, 2012**
> **File No. 333-177463**

Dear Mr. Bradley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have incorporated by reference CMGO's historical and prospective Exchange Act filings. Form S-1 does not provide for prospective incorporation by reference. Refer to General Instructions VII to Form S-1. Further, Form S-1 does not permit historical incorporation of filings made by persons other than the registrant. Please revise or advise.

Risk Factors

AE could be materially adversely affected by its level of indebtedness, page 15

2.   We note your disclosure that you assume the debentures to be issued by AEAC to investors in the Senior Notes will be converted into common stock of AE. This

assumption is inconsistent with the AE pro forma financial information on pages 16, 45, and 50-51 which do not give effect to such assumption. Please revise to clarify this apparent conflict.

AE expects that it will be substantially dependent…, page 20

3.   We note your revision in response to comment 14 of our comment letter dated November 17, 2011 where you state that "[c]urrently, 75% of AE's revenue is generated by 6 major customers." Please advise whether you are party to contract(s) with any of these customers upon which your business is substantially dependent. If so, please file the agreements with these customers as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

AE Pro Forma Capitalization, page 45

4.   Clarify the inconsistency between the pro forma capitalization and the pro forma debt ratio on page 16, which state that the convertible debenture will be issued to persons who have paid off the senior debt, and the AE pro forma financial information on pages 50-51, which states that the senior debt will be assumed by AE. To the extent that you include the assumption that the senior debt will be refinanced, please tell us how you determined that this assumption is factually supportable.

CMGO Pro Forma Condensed Consolidated Financial Statements, pages 46-48

5.   Please revise the introductory paragraph on page 46 to delete the reference to the pro forma condensed statement of cash flows, which is not presented.

6.   Please include a pro forma income statement for CMGO for the year ended December 31, 2010 that begins with the historical income statement before the separation and shows the separation of AE along with the pro forma adjustments necessary to arrive at the remainder of the existing entity.

7.   Please tell us why you have not included pro forma adjustments to delete the senior notes from the balance sheet and to show the related pro forma effect on the income statement. We note that a key condition for completing the separation is satisfactory payment arrangements for the senior notes thereby releasing CMGO from its obligations under the senior notes.

8.   Please tell us how you considered the effect of the 15% interest retained by CMGO in AE and the CMGO's rights under the Royalty Agreement and Services Agreement in presenting the CMGO pro forma financial information.

AE Pro Forma Condensed Consolidated Financial Statements, pages 49-51

9.   Please revise the introductory paragraph on page 49 to delete the reference to the pro forma condensed statement of cash flows, which is not presented.

10.   Please include a pro forma income statement for AE for the year ended December 31, 2010 that begins with the historical income statement and shows the pro forma adjustments necessary to show the effects of the proposed transactions.

11.   Please revise the pro forma financial statements to include a column showing the consolidation of AEAC by AE consistent with your response to comment 18 in our letter dated November 17, 2011.

12.   Please refer to your pro forma income statement on page 51. It appears that you have included a pro forma adjustment for expenses to be incurred by AE in connection with the issuance and distribution of securities registered. Please tell us how these adjustments are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Consider the guidance in Rule 11-02(b) (5) and (6) of Regulation S-X.

13.   We note your response to comment 19 in our letter dated November 17, 2011 and your revised disclosure that the assumed conversion of the N. Bradley note is based upon discussion with Mr. Bradley. Please clarify if you have a firm commitment for this conversion; otherwise, there does not appear to be a factual basis for including the conversion adjustment in your pro forma balance sheet on page 50 and in the pro forma capitalization tables on pages 16 and 45.

14.   Notwithstanding the above comments relating to the senior notes and the N. Bradley note, please tell us why you have not included pro forma adjustments for the effect on interest expense relating to the assumption of the senior notes and the assumed conversion of the N. Bradley note.

15.   Please tell us how you considered the effect of the 15% interest retained by CMGO in AE and the AE's obligation under the Royalty Agreement and Services Agreement in presenting the AE pro forma financial information.

Note 7: Related Party Transactions, page 62

16.   Please tell us and revise to clarify the effect to the financial statements of your accounting for the debt restructuring. As an example only, it is unclear how you calculated the amount of accrued interest as of September 30, 2011, and how the adjustment and recalculation of accrued interest from 15% to 7% is reflected in interest expense and accrued interest or will be reflected in future periods.

Note 12: Subsequent Events, page 64

17.   We note your response to comment 26 in our letter dated November 17, 2011 and your revised disclosure relating to the Share Exchange. Please tell us and revise to disclose the value assigned by AEAC to the rights transferred from the former stockholders of AE in connection with the organization of AEAC, and how AE will value those rights in the Share Exchange. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

18.   We note your conclusion that the Share Exchange between AE and AEAC and resulting transactions are a "business combination," and will be accounted for using the acquisition-date fair value. Tell us the factors you considered in evaluating whether these transactions represent a business combination, how you identified the accounting acquirer, and how ASC 805 supports your conclusions. Also, tell us how your pro forma financial statements reflect the accounting described in your response.

19.   We note your assertion that the financial statements of AEAC have not been included in the preliminary prospectus since AEAC has no transactions until after the Separation. Please tell us how you came to this conclusion, given the transfer of rights from the former stockholders of AE in connection with the organization of AEAC before the Separation.

Experts, page 75

20.   We note that the unaudited financial statements of AE as of September 30, 2011 and for the nine months then ended have been incorporated in the prospectus in reliance on the report of MaloneBailey, LLP. Please tell us how you considered Rule 8-03 of Regulation S-X as it relates to the requirements of filing the report of the accountants on the review of the interim financial statements. Also, tell us why you have not made reference to the unaudited financial statements for the comparative nine months ended September 30, 2010 which are also included in the prospectus.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

21.   We note that the accountants' consent refers to January 3, 2012 as the date of the audit report, which is inconsistent with the date of the audit report (October 21, 2011) on page 53. Please revise as appropriate to correct this apparent conflict.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jonathan Wiggins, Accounting Reviewer, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Assistant Director
Michael McTiernan